September 3, 2008

Mail Stop 4561

Mr. Andrew Prague
Chief Financial Officer
Presidential Associates I Limited Partnership
1280 Massachusetts Avenue, 4th Floor
Cambridge, MA 02138

      Re: **Presidential Associates I Limited Partnership**
              Form 10-KSB for the Year Ended December 31, 2007
              Form 10-QSB for the period Ended March 31, 2008
              File No. 0-12210

Dear Mr. Prague:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief